Exhibit 99.2

Rights of Class C Ordinary Shares

1.	Holders of Class C Ordinary Shares shall at all times vote together with holders of Class A Ordinary Shares and Class B Ordinary Shares as one class on all resolutions submitted to a vote by the Shareholders. Each Class C Ordinary Share shall only entitle the holder thereof to 10,000 votes on matters subject to vote at general meetings of the Company, except that the Company shall only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C Ordinary Shares, whether set forth in the Memorandum of Association of the Company, the Articles of Association of the Company or herein, with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a Special Resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

2.	Each Class C Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class C Ordinary Share by delivering a written notice to the Company that such holder elects to convert a specified number of Class C Ordinary Shares into Class A Ordinary Shares.

3.	Any number of Class C Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any sale, transfer, assignment or disposition of such number of Class C Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C Ordinary Shares through voting proxy or otherwise to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class C Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class C Ordinary Shares, in which case all the related Class C Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(b)	the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C Ordinary Shares that is an entity to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class C Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets;

(c)	Mr. Xi Zeng ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A Ordinary Shares (on an as-if-converted basis) at any time; or

(d)	Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of the Company as a result of incapacity solely due to his then physical and/or mental condition (which, for avoidance of doubt, does not include any confinement against his will).

4.	Any conversion of Class C Ordinary Shares into Class A Ordinary Shares shall be effected by means of the re-designation of each relevant Class C Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class C Ordinary Shares as Class A Ordinary Shares.

5.	Class A Ordinary Shares are not convertible into Class C Ordinary Shares under any circumstances.

6.	Save and except for the special voting rights and conversion rights as set out above, the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

7.	Capitalized terms that are not defined herein shall have the meaning ascribed to them under the Memorandum of Association and Articles of Association of the Company.